March 26, 2014

By EDGAR and By Hand

Mr. Larry L. Greene,

Senior Counsel,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Carlyle Select Trust Form N-1A filed February 14, 2014
(File Numbers 811-22928, 333-193138)

Dear Mr. Greene:

Please find enclosed for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), pre-effective Amendment No. 2 (the “Amendment”) to the Registration Statement of Carlyle Select Trust (the “Trust”) on Form N-1A (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Amendment. We are also providing courtesy hard copies of the Amendment marked to reflect changes from pre-effective Amendment No. 1 to the Registration Statement as filed on February 14, 2014 (“Amendment No. 1”), and this letter, to you.

Set forth below are the Trust’s responses to the comments of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), which you provided by telephone on February 26, 2014, concerning Amendment No. 1. To facilitate the Staff’s review, a summary of our understanding of each of your comments has been included in this letter in bold face type and the Trust’s responses immediately follow each comment in regular type.

Larry L. Greene	-2-

Prospectus

Principal Risks of Investing in the Fund Subsidiary Risk — Page 6

1. The seventh full paragraph on this page discusses the Carlyle Enhanced Commodity Real Return Fund’s investment of not more than 25% of its assets in a Cayman Island wholly owned subsidiary. Other disclosure in the filing indicates that each Fund has a wholly owned Cayman subsidiary. In this connection, please confirm that each subsidiary’s board of directors will be signatories to the Fund’s registration statement.

Response — The Trust reiterates its response to comment 7.b as set forth in the Trust’s letter to the Staff dated February 14, 2014. Pursuant to further discussions and correspondence with the Staff, the Trust understands this comment has been addressed.

How to Redeem Shares — Page 43

2. The last paragraph of this discussion indicates that the Funds may hold proceeds for shares purchased by check or ACH for as long as five business days until the purchase amount has been collected. Please revise this disclosure to state what day’s price applies to the transaction in these situations.

Response — The Trust notes for the information of the Staff that the Prospectus currently states “Redemption orders received by the Funds or a financial intermediary in good order before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 p.m. ET) will be effective at that day’s price.” See page 43 of the Prospectus included in the Amendment. Accordingly, the Trust does not believe the requested change is necessary.

Statement of Additional Information

Investment Policies — Pages 1 - 2

3. Revise the disclosure in the second paragraph to make it clear that if a Fund’s investments cause the Fund to exceed the 15% limit on illiquid securities or if its borrowings cause the Fund to fall below the 300% asset coverage minimum, the Fund will take steps to comply with such limit or minimum.

Response — The Trust has revised the disclosure to make clear that to the extent a Fund is not in compliance with the limit on illiquid securities or the asset coverage minimum, the Fund will take steps to comply with such limit or minimum. See page 2 of the Statement of Additional Information included in the Amendment.

Larry L. Greene	-3-

Fundamental Investment Policies of the Funds

4. Please clarify Fundamental Investment Policy number 2 to indicate which industry or group of industries, if any, in which the Fund will concentrate. Also, please delete “that without limiting the generality of the foregoing” in clause (b) and (c) of this policy.

Response — The Trust believes that Fundamental Investment Policy number 2 correctly describes the Trust’s policy with respect to concentration and, as discussed with the Staff, the Trust does not intend to revise this policy. The Trust has deleted the quoted clause in clauses (b) and (c).

5. With respect to Fundamental Investment Policy number 4 regarding borrowing and number 8 regarding making loans to other persons, add disclosure regarding the specific limits of No. 4 “under the 1940 Act, or any rule, order or interpretation thereunder” and of No. 8 under “applicable law.”

Response — The Trust has revised the disclosure as requested. See pages 4 and 6 of the Statement of Additional Information included in the Amendment.

Any questions or comments with respect to the Amendment or this letter may be communicated to me at (212) 558-4940 or farrarw@sullcrom.com, or Donald R. Crawshaw at (212) 558-4016 or crawshawd@sullcrom.com. Please send copies of any correspondence relating to this filing to me by facsimile at (212) 291-9052 or by email to farrarw@sullcrom.com, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar

cc:	Ian J. Sandler
(Carlyle Select Trust)

Donald R. Crawshaw
(Sullivan & Cromwell LLP)